UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
Amendment No. 2

G REIT, Inc.
(Name of Subject Company)
G REIT, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Scott D. Peters
G REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
(877) 888-7348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrea Biller, Esq. Triple Net Properties, LLC 1551 N. Tustin Avenue, Suite 200 Santa Ana, California 92705 (877) 888-7348	William J. Cernius, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (949) 540-1235
      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2005 by G REIT, Inc. (the “Company”), as previously amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 12, 2005 by the Company (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Sutter Opportunity Fund 3, LLC; MPF Income Fund 21, LLC; MPF DeWaay Fund 3, LLC; MPF Income Fund 23, LLC; MP Falcon Growth Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; Steven Gold; MPF-NY 2005, LLC; Moraga Gold, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, “MPF”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on November 1, 2005 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 7, 2005 (“Amendment No. 1 to Schedule TO”) and as further amended by Amendment No. 2 to Schedule TO filed with the SEC on December 9, 2005 (“Amendment No. 2 to Schedule TO”). The Original Schedule TO, as amended by Amendments No. 1 and No. 2 to Schedule TO, together constitute the “Schedule TO”.
      The purpose of this Amendment is to supplement the disclosure regarding the Board’s recommendation concerning the Offer contained in Item 4 of the Schedule 14D-9, and should read together with the 14D-9. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information
      The following paragraphs are hereby added to Item 4 of the Schedule 14D-9:

“As disclosed in a Preliminary Proxy Statement on Schedule 14A filed with the SEC on December 22, 2005 (the “Preliminary Proxy Statement”), the Company’s board of directors has determined that liquidation of the Company is more likely to provide Company stockholders with a greater return on their investment within a reasonable period of time than they would receive through other alternatives reasonably available to the Company at that time. Accordingly, after consultation with the Company’s Advisor (Triple Net Properties, LLC) and Robert A. Stanger & Co., Inc., or Stanger, the Company’s financial advisor, the Company’s board of directors (the “Board”) and a special committee of the Company’s independent directors previously formed to evaluate the Company’s strategic alternatives (the “Special Committee”) unanimously approved the sale of all of the Company’s assets and the dissolution of the Company in accordance with a plan of liquidation, pending the approval of the Company’s stockholders. The date of the special meeting at which the Company intends to seek the approval of the Company’s stockholders for the liquidation proposal described in the Preliminary Proxy Statement has not yet been determined, and the Preliminary Proxy Statement has not yet been mailed to Company stockholders.

“MPF has indicated in Amendment No. 2 to Schedule TO that, pursuant to the terms of its Offer and in light of the Company’s recent distributions to its stockholders, the current Offer Price is now approximately $6.88 per Share ($6.875). The Company disclosed in the Preliminary Proxy Statement that due to current, favorable commercial real estate market conditions, the Company estimates that the net proceeds from liquidation will range between approximately $452,770,000 and $504,930,000 upon the liquidation of all of its assets, and that Company stockholders will receive between approximately $10.31 and $11.50 per share in the liquidation, an amount which significantly exceeds the current Offer Price offered by MPF. As described in the Preliminary Proxy Statement, the Special Committee received an opinion from Stanger, the Company’s financial advisor, that as of the date of the opinion the Company’s net liquidation value range estimate and estimated per share distribution range were reasonable from a financial point of view. The Company’s estimates and Stanger’s opinion are subject to the assumptions, conditions and qualifications described in the Preliminary Proxy Statement, and the completion of the liquidation is subject to the contingencies described in the Preliminary Proxy Statement, including the approval of the plan of liquidation by the Company’s stockholders at the special meeting described in the Preliminary Proxy Statement. Company stockholders should evaluate this information in determining whether to tender their shares pursuant to MPF’s offer.”

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G REIT, INC.

By:	/s/ Scott D. Peters

Name: Scott D. Peters

Title:	Chief Executive Officer and President
Dated: December 30, 2005

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